Filed by Viisage Technology, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Identix Incorporated

Subject Company’s Exchange Act

File No. 01-09641

Contact:

L-1 Investment Partners

Doni Fordyce, 203-504-1109

dfordyce@l-1ip.com

Bob LaPenta Comments on Recent Identix Stock Purchase

STAMFORD, Conn.—(BUSINESS WIRE)—Feb. 15, 2006—Mr. Robert V. LaPenta, founder and CEO of L-1 and chairman of the board for Viisage (Nasdaq: VISG - News) today announced the purchase of 300,000 shares of Identix (Nasdaq: IDNX - News) common stock, simultaneous to a sale of a similar amount of shares by Identix chairman and CEO, Dr. Joseph Atick. In a separate release issued today by Identix, Dr. Atick stated that sale was made to meet personal and family financial commitments. Mr. LaPenta, who will become chairman and CEO of the combined company following the pending merger between Viisage and Identix, reaffirmed his commitment to the ongoing transaction scheduled to close in the second quarter of 2006.

Facilitated by L-1 Investment Partners, identity solutions provider Viisage Technology and biometric technology innovator Identix Incorporated last month entered into a definitive agreement to merge. The combined company will blend two complementary approaches to solving the challenge of protecting and securing personal identities by establishing what is believed to be the industry’s most comprehensive single platform for multi-modal finger, face, skin and imaging identity solutions.

About L-1 Investment Partners

L-1 Investment Partners LLC was founded in June 2005 by Robert V. LaPenta, former President, Chief Financial Officer and co-founder of L-3 Communications. L-1 invests in public and private entities in the biometric technologies and security solutions sector and provides both growth capital and management expertise to assist its portfolio companies in building their businesses. Mr. LaPenta has more than 30 years of executive management experience, completing more than 60 acquisitions and creating billions of dollars of shareholder wealth. For more information, visit the Web at www.L-1IP.com or call 203-504-1100.

This news release contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this document and those made from time to time by Viisage through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current views with respect to the future events or financial performance discussed in this release, based on management’s beliefs and assumptions and information currently available. When used, the words “believe”, “anticipate”, “estimate”, “project”, “should”, “expect”, “plan”, “assume” and similar expressions that do not relate solely to historical matters identify forward-looking statements. Forward-looking statements concerning future plans or results are necessarily only estimates and actual results could differ materially from expectations. Certain factors that could cause or contribute to such differences include, among other things, in particular, the size and timing of contract awards, performance on contracts, performance of acquired companies, availability and cost of key components, unanticipated results from audits of the financial results of the Company and acquired companies, changing interpretations of generally accepted accounting principles, outcomes of government reviews, developments with respect to litigation to which we are a party, potential fluctuations in quarterly results, dependence on large contracts and a limited number of customers, lengthy sales and implementation cycles, market acceptance of new or enhanced products and services, proprietary technology and changing competitive conditions, system performance, management of growth, dependence on key personnel, ability to obtain project financing, general economic and political conditions and other factors affecting spending by customers, and the unpredictable nature of working with government agencies. In addition, such risks and uncertainties include, among others, the following risks: that the merger with Identix will not close, that the regulatory or shareholder approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Viisage’s and Identix’ Securities and Exchange Commission filings, including the Registration Statement on Form S-4 to be filed with the SEC in connection with the transaction, Viisage’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Viisage and Identix expressly disclaim any obligation to update any forward-looking statements.

Additional Information and Where to Find It

Investors and security holders of both Viisage and Identix are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Viisage and Identix expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Viisage or Identix by directing such requests to the companies.

Participants In Solicitation

Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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